Exhibit 99.2

Contact:
Chun Yi Hao Chief Executive Officer China Fundamental Acquisition Corporation 852-2169-6390 chinafundamental@gmail.com

FOR IMMEDIATE RELEASE

CHINA FUNDAMENTAL ACQUISITION CORPORATION
COMPLETES INITIAL PUBLIC OFFERING/OVER-ALLOTMENT OPTION EXERCISED

Hong Kong, China, May 28, 2008 - China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQUF) announced today that it has completed its initial public offering of 3,750,000 units. Each unit consists of one ordinary share and one warrant. The units were sold at an offering price of $8.00 per unit, generating gross proceeds of $30,000,000.

Information about this offering is available in the prospectus filed with the Securities Exchange Commission. Chardan Capital Markets, LLC acted as representative of the underwriters for the initial public offering. A copy of the prospectus may be obtained from Chardan Capital Markets, LLC, 17 State Street, Suite 1600, New York, New York 10019.

Prior to the consummation of the IPO, the Company consummated a private placement (the “Private Placement”) of 1,944,444 warrants to various investors, generating gross proceeds of $1,750,000.

Of the proceeds received from the consummation of the IPO and Private Placement, $30,000,000 (or $8.00 per share sold in the IPO) was placed in trust. Audited financial statements as of May 21, 2008 reflecting receipt of the proceeds of the IPO and Private Placement have been issued by the Company and will be included as Exhibit 99.1 to a Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission.

On May 27, 2008, Chardan Capital Markets, LLC announced its intention to exercise its over-allotment option to the extent of 506,250 units. The partial exercise of the over-allotment option will generate proceeds of $3,908,250 net of the underwriters' discounts and commissions, but including deferred underwriters' discounts and commissions of $141,750, which will result in a total amount held in trust of $33,908,250, exclusive of any interest earned on the funds in such trust account. Chardan Capital Markets, LLC has waived such over-allotment option with respect to the remaining 56,250 units.

China Fundamental Acquisition Corporation is a newly formed blank check company organized for the purpose of acquiring, through a merger, stock exchange, asset acquisition, reorganization or other similar business combination, an operating business, or control of such operating business, that has its principal operations located in the People’s Republic of China.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state. The offering of these securities will be made only by means of a prospectus.

# # #